

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

December 27, 2006

Room 7010

Robert McNally
Vice President – Finance and Treasurer
Lifetime Brands, Inc.
One Merrick Avenue
Westbury, New York 11590

>   **Re: Lifetime Brands, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
>   **File No. 000-19254**

Dear Mr. McNally:

    We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 35

1. We note your response to prior comment 1 with regards to your assessment that there are no accounting consequences related to the restrictions on the sale or transfer of the accelerated shares upon adoption of SFAS 123R. Please tell us if these shares contain any service conditions associated with them. In other words, please tell us whether your employees would be able to keep these options and exercise them subsequent to the date of the original vesting date, even if your employees left the company. If not, tell us how you considered these conditions in accounting for these options upon adoption of SFAS 123R.

Financial Statements

Note B –Acquisitions, Disposals and Licenses, page F-11

2. We note your response to prior comment 2 and do not believe that estimating a loss before income taxes based on a projected loss for your Salton significance test is appropriate. Further, it is unclear how you made a business decision to purchase certain components of Salton without the ability to review its historical financial information. In addition, we are not persuaded that the disclosure of pro forma information pursuant to paragraphs 54-55 of SFAS 141 is immaterial. However, we note that you will be filing your 2006 Form 10-K by March 2007 and that this filing will contain a full year of Salton consolidated with the rest of your operations. As such, we have no further comment at this time. However, in future acquisitions and future filings, please ensure that you obtain this information in order to correctly assess significance and to provide proforma financial information to the extent it is material.

Note F – Business Segments, page F-21

3. We note your response to prior comment 4 indicating that you will disclose the information required by paragraph 37 of SFAS 131 for two product categories – housewares products and home decor. However, your basis for determining that you only have two product categories remains unclear. Specifically, we note your disclosures in Item 1 of your Form 10-K and note A of your financial statements,

which discuss your business based on six main product categories: kitchenware, tabletop, cutlery and cutting boards, bakeware and cookware, pantryware and spices, and bath accessories. Your disclosures in Item 1A of your Form 10-K also indicate that each of these six product categories are affected by different factors, such as your more limited experience with your tabletop category as compared to your other categories. We also note your disclosures in Item 7 of your Form 10-K, which indicate that your product categories have affected your overall performance differently, such as your disclosure that your net sales in 2005 increased significantly due to increased sales of your cutlery products. Accordingly, in future filings, please disclose the information required by paragraph 37 of SFAS 131 with respect to the six product categories listed above.

Form 10-Q for the Quarter Ended September 30, 2006

Note D – Convertible Debt, page 12

4. We note your response to prior comment 6. You indicate that the conversion feature should not be bifurcated and separately accounted for as an embedded derivative because it meets the scope exception in paragraph 11(a) of SFAS 133. You base this conclusion, in part, on your analysis of paragraphs 12-32 of EITF 00-19. With respect to paragraph 19 of EITF 00-19, regarding the number of authorized but unissued shares available, please clarify the following:

- In your Form 10-Q for the quarter ended September 30, 2006, you indicate that the purchase price for your Syratech acquisition, which you partially paid for in shares, is subject to change based on the finalization of post-closing working capital adjustments, which are currently in dispute with Syratech and will be subject to arbitration proceedings. Please tell us whether the additional purchase price will be paid for in cash or shares. If it will be paid for in shares, please tell us your consideration of these additional shares that will be issued in determining that you have sufficient authorized shares.

- We note your analysis of conversion rate adjustment 6 on page 12 of your response. Please clarify how you determined that the number of shares that can be issued are limited, as you believe the conversion factor is within your control. Based on the formula in section 12.04(f) of the convertible senior notes indenture, it appears that each variable in the formula would be determined by factors outside your control, including fair market value, which is defined in section 12.04(g) as the amount that a willing buyer would pay a willing seller in an arm's length transaction. As such, please clarify the basis for your determination that the conversion factor is within your control. In addition, please tell us your consideration of this conversion rate adjustment provision in determining that you have sufficient authorized shares.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Melissa Rocha at (202) 551-3854, Nili Shah at (202) 551-3255 or me at (202) 551-3681 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant